EXHIBIT 99.1

For Immediate Release	Date: January 18, 2023
23-3-TR

Teck Named to 2023 Global 100 Most Sustainable Corporations List

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) has been recognized as one of the 2023 Global 100 Most Sustainable Corporations by Corporate Knights, marking the fifth straight year Teck has been named to the list.

“Teck is committed to providing the essential resources needed for a decarbonizing and growing world,” said Jonathan Price, CEO. “Metals such as copper are essential in everything from renewable power to electric vehicles, and our goal is to supply critical minerals in a socially and environmentally responsible way.”

The Global 100 companies are selected from over 6,900 publicly traded companies with more than US$1 billion in revenues. Companies were evaluated based on a rigorous assessment including sector-specific sustainability metrics, such as water, energy and GHG productivity, safety performance, and board and executive diversity. More information can be found here: corporateknights.com/global100.

Teck was also previously named one of the Best 50 Corporate Citizens by Corporate Knights for the 16th consecutive year in 2022. Teck is the industry leader in the Metals and Mining industry on S&P’s Corporate Sustainability Assessment and Moody’s ESG rates Teck first among North American metals & mining companies. Teck is currently listed on the Dow Jones Sustainability World Index, MSCI World ESG Leaders Index, FTSE4Good Index, Bloomberg Gender Equality Index and Jantzi Social Index.

Go to www.teck.com/responsibility to learn more about Teck’s commitment to responsible resource development.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK.

Teck Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Teck Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621

fraser.phillips@teck.com